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              [LETTERHEAD OF BROCK INVESTMENT GROUP APPEARS HERE]


                                                              EXHIBIT 17.1


March 23, 1996


Board of Directors
Compass Bancshares, Inc.
P.O. Box 10566
Birmingham, Alabama 35296

Gentlemen:

For reasons which already have been thoroughly discussed before the Board of Directors and the shareholders of Compass Bancshares, Inc., I became convinced over two years ago that the greatest competitive advantage could be obtained for our Bank by merging with a larger institution. My conviction was so strong that, after failing to convince a majority of the Board to seek such a merger, I felt compelled to do it myself. When a majority of the Board rejected the First Union proposal, I felt I had to take the issue to the shareholders.

At last year's annual meeting, 42 percent of our shareholders shared my conviction. I have not changed my mind and, based on the differences between Compass' current stock price and First Union's, I doubt any of the 42 percent have changed their minds either. In fact, with the benefit of hindsight, some of those who supported the management slate might want to change their votes.

There clearly is a disagreement between the Board and me concerning a very basic and currently important matter - mainly, the policy which Compass should adopt and follow with respect to its future in the banking industry. For the past year, I have remained on the Board hoping at least to re-establish a frank dialogue on the subject of merger with a larger partner. Perhaps such dialogue exists, but I am not aware of it. Under the circumstances, I can be more effective as a shareholder advocate if I am freed from the constraints of Board membership.

Therefore, I hereby tender my resignation as a member of the Board of Directors of Compass Bancshares, Inc., effective immediately, and I hereby request that you make a prompt disclosure of this matter as required by the Federal securities laws. It is your show now, and the world is watching.


                                           Very truly yours,


                                           /s/  Harry B. Brock, Jr.
                                           ----------------------------
                                           Harry B. Brock, Jr.